UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the fourth quarter and the year ended December 31, 2025 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2025 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025 and 2024

(Unit : in billions of Korean Won)	2025	2024	Change
Total Assets	255,102	246,808	8,294
Total Liabilities	205,737	205,445	292
Total Equity	49,365	41,363	8,002

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2025 and 2024

(Unit : in billions of Korean Won)	2025 Oct.-Dec.	2024 Oct.-Dec.	Change	2025 Jan.-Dec.	2024 Jan.-Dec.	Change
Operating revenues	23,688	23,529	159	97,434	93,399	4,035
Operating income (loss)	1,983	2,419	-436	13,525	8,365	5,160
Income (Loss) before income tax	1,485	1,193	292	11,731	5,257	6,474
Net income (loss)	1,409	1,032	377	8,737	3,622	5,115
Net income (loss) attributable to owners of the company	1,396	1,016	380	8,617	3,492	5,125

CONDENSED SEPARATE STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025 and 2024

(Unit : in billions of Korean Won)	2025	2024	Change
Total Assets	144,600	139,472	5,128
Total Liabilities	118,037	120,083	-2,046
Total Equity	26,563	19,389	7,174

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2025 and 2024

(Unit : in billions of Korean Won)	2025 Oct.-Dec.	2024 Oct.-Dec.	Change	2025 Jan.-Dec.	2024 Jan.-Dec.	Change
Operating revenues	23,068	22,983	85	95,536	91,647	3,889
Operating income (loss)	3,004	2,771	233	8,540	3,167	5,373
Income (Loss) before income tax	2,678	2,208	470	8,749	1,000	7,749
Net income (loss)	2,339	1,661	678	7,242	829	6,413

The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: February 26, 2026